Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

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Supplement dated July 21, 2006
to
Prospectus and Disclosure Document
dated June 1, 2006

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated June 1, 2006, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 13 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

THE CLEARING BROKERS

Man Financial Inc.  – Legal Proceedings

This supplement revises and replaces the sixth paragraph on page 75 of the Prospectus under the heading “Man Financial Inc. – Legal Proceedings” in its entirety as follows:

At any given time, Man is involved in numerous legal actions and administrative proceedings, which Man has advised the general partner are not, in the aggregate, as of the date of this prospectus supplement, expected to have a material effect upon its condition, financial or otherwise, or to the services it renders to Grant Park. Man has also advised the general partner that, as of the date of this prospectus supplement, there have been no material, administrative, civil or criminal proceedings pending, on appeal or concluded against Man or its principals within the last five years, except that Man has recently been sued by the Receiver for the Philadelphia Alternate Asset Fund (“PAAF”) and associated entities for common law negligence, common law fraud, violations of the Commodity Exchange Act and violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO. The Receiver’s claims for damages are not quantified in the complaint against Man, but are believed by Man to be substantial. Man has informed the general partner that in acting as clearing broker for PAAF it was not responsible for its losses. Accordingly, Man will deny the material allegations of the complaint and/or move to dismiss various counts of the complaint, and will otherwise vigorously defend the litigation. Further, Man has advised the general partner that it believes the outcome of the litigation should not materially affect Man or its ability to perform as clearing broker for Grant Park. The CFTC is also investigating the events involving PAAF’s losses and Man’s relationship to PAAF. To date, the CFTC has not brought any action against Man.

UBS Financial Services, Inc. – Legal Proceedings

This supplement revises and replaces the third paragraph on page 77 of the Prospectus under the heading “UBS Financial Services, Inc. – Legal Proceedings” in its entirety as follows:

On June 28, 2004, UBS, along with seven other firms, without admitting or denying the findings, settled with the NASD an action concerning the firm’s reliance on broker’s brokers to determine the fair market value of certain of its customers’ bonds. In particular, the NASD identified 11 instances during the period from August 6, 2002 through June 4, 2003 where a client requested that UBS sell a bond in which it did not make a market. UBS, following industry practice, contacted a broker’s broker and obtained bids for the customers’ securities, and then bought the bonds from the customers at the bid price. Subsequent trading of the customers’ bonds occurred at prices higher than the customers had originally received, indicating that the customers had not received fair prices for the bonds the customers sold. Along with other firms in the group settling with the NASD, UBS was found to have violated MSRB Rules G-17 and G-30 by relying solely on the prices provided by the broker’s brokers to determine the fair market values of the bonds. To resolve the actions, all eight firms agreed to make restitution, pay fines in an amount roughly equal to the restitution amount, and update their written supervisory procedures relating to the determination of the fair market value of municipal securities being bought or sold from a public customer. UBS paid a fine of $100,000, made restitution of $100,666 to its impacted customers, and updated its written supervisory procedures. These procedures have been submitted to the NASD for its review.

UBS Financial Services, Inc. – Legal Proceedings

This supplement revises and replaces the last paragraph on page 77 of the Prospectus under the heading “UBS Financial Services, Inc. – Legal Proceedings” in its entirety as follows:

On February 12, 2004, UBS, along with six other firms, settled with both the SEC and NASD actions relating to UBS’ failure to uniformly provide breakpoint discounts to clients during 2001 and 2002. Breakpoint discounts are volume discounts applicable to front-end sales charges on Class A mutual fund shares. The SEC and NASD each brought cases against a group of seven firms, and the NASD separately brought actions against eight other firms. To resolve the actions, all 15 firms agreed to review all front-end load mutual fund trades in excess of

$2,500 between January 1, 2001 and November 3, 2003, to provide written notification of the breakpoints problem to each customer who purchased Class A shares from January 1, 1999 to November 3, 2002 to advise these customers that they may be entitled to a refund; to provide refunds where appropriate; and to pay a fine equal to the amount of the firm’ s projected overcharges. Along with other firms in the group settling with both the SEC and NASD, UBS was found to have violated Section 17(a)(2) of the Securities Act and Rule 10b-10 under the Exchange Act. The NASD charged all 15 firms with violations of its just and equitable principles of trade rule. UBS paid a fine of $4,621,768, split evenly between the SEC and NASD.

LIMITED PARTNERSHIP AGREEMENT

Management of Grant Park Affairs

This supplement revises and replaces the sixth paragraph on page 89 of the Prospectus under the heading “Limited Partnership Agreement – Management of Grant Park Affairs” in its entirety as follows:

The general partner is accountable to Grant Park and its participants as a fiduciary and consequently must exercise good faith and integrity in handling Grant Park’ s affairs. This is a rapidly developing and changing area of the law, and if you have questions concerning the general partner’s duties you should consult with your counsel.

PLAN OF DISTRIBUTION

The Selling Agents

This supplement revises and replaces the fifth paragraph on page 100 under the heading “Plan of Distribution – The Selling Agents” in its entirety as follows:

Grant Park has entered into a selling agreement with each of the selling agents. In the selling agreements, the general partner has agreed to indemnify the selling agents against certain liabilities that the selling agents may incur in connection with the offering and sale of the units, including liabilities under the Securities Act of 1933, as amended. However, in accordance with the NASAA Guidelines, Grant Park is not permitted to indemnify the selling agents for any loss, expense or other liability arising from or out of an alleged violation of federal or state securities laws unless the following conditions have been met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to a particular indemnitee; or

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

•
a court of competent jurisdiction approves a settlement of claims against a particular indemnitee and finds that indemnification of the settlement amount and any related costs should be made; provided that the court considering the request for indemnification has been advised of the position of the SEC and any state securities regulatory authority where Grant Park’s units were offered and sold with respect to such indemnification.

APPENDIX C

Subscription Requirements

This supplement revises and replaces the last sentence of paragraph 9 of Section II on page C-3 of Appendix C of the Prospectus as follows:

If you are a resident of the states of Kansas or Ohio, it is recommended that you invest no more than 10% of your liquid net worth (cash, cash equivalents and readily marketable securities) in units of Grant Park and securities of other managed futures programs.

Furthermore, this supplement revises paragraph 9 of Section II on page C-4 of the Prospectus to add the following subparagraph after the subparagraph captioned “New Hampshire…”:

Ohio
Net worth of at least $250,000 or a net worth of at least $70,000 and an annual income of at least $70,000; Ohio investors should limit their investment in units of Grant Park and securities of other managed futures programs to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

APPENDIX E

Glossary – Allocated Net Assets

This supplement revises and replaces the definition of “Allocated Net Assets” included in Appendix E on page E-1 of the Prospectus in its entirety as follows:

Allocated Net Assets. The portion of Grant Park’s net assets allocated to a trading advisor and subject to that trading advisor’s investment discretion (including any notional funds), together with any appreciation or depreciation in such assets adjusted proportionally for new capital contributions, redemptions or capital distributions, if any.

Glossary – Clearing Broker

This supplement revises and replaces the definition of “Clearing Broker” included in Appendix E on page E-1 of the Prospectus in its entirety as follows:

Clearing Broker. Any person who engages in the business of effecting commodity interest transactions for the accounts of others or for its own account and who has been appointed by the general partner to act as a clearing broker on behalf of Grant Park. Currently, Grant Park’s clearing brokers are Man Financial Inc. and UBS Financial Services Inc.

Glossary – Organization and Offering Expenses

This supplement revises and replaces the definition of “Organization and Offering Expenses” included in Appendix E on page E-4 of the Prospectus in its entirety as follows:

Organization and Offering Expenses. All expenses incurred by Grant Park in connection with and in preparing any class of units for registration and subsequently offering and distributing the units to the public, including, but not limited to, total selling agent, underwriting and brokerage discounts and commissions (including fees of the selling agent’s or underwriter’s attorneys), expenses for printing, engraving, mailing, salaries of the general partner’ s employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositories, experts, expenses of qualification of the sale of the units under federal and state law, including taxes and fees, accountants’ and attorneys’ fees, to the extent applicable.